One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

June 17, 2021

VIA EDGAR

Ms. Deborah O’Neal U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Terra Income Fund 6, Inc. Preliminary Proxy Statement on Schedule 14A filed April 9, 2021 File No. 814-01136

Dear Ms. O’Neal:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Company”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on April 9, 2021 (the “Preliminary Proxy Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement. The responses and information described below are based upon information provided to us by the Company. Where revisions to the Preliminary Proxy Statement are referenced in the Company’s responses set forth below, such revisions are included in the Company’s definitive proxy statement on Schedule 14A filed concurrently herewith (the “Definitive Proxy Statement”).

1.          Comment:     Please provide us with a legal analysis supporting your conclusion that the consummation of the recapitalization transaction described the Preliminary Proxy Statement (the “Recapitalization”) did not constitute a change of control of Terra Income Advisors, LLC (the “Advisor”) that would trigger an “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of the investment advisory and administrative services agreement dated April 30, 2019 between the Company and the Advisor (the “Existing Advisory Agreement”).

Response:     Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides that an investment advisory agreement between the Advisor and the Company must contain a provision that “provides, in substance, for its automatic termination in the event of its assignment.” “Assignment” under Section 2(a)(4) of the 1940 Act “includes any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor.” The 1940 Act does not define “controlling block.” In analyzing situations involving a potential change of control, the Staff has looked to the definition of “control” to interpret the term “controlling block.” “Control” is defined in Section 2(a)(9) of the 1940 Act as “the power to exercise a controlling influence over the management or policies of a company.” Section 2(a)(9) also contains a rebuttable presumption that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” For the purposes of the 1940 Act, change of control occurs whenever a person in control loses control and whenever a person not in control gains control. Thus, the transfer of 25% or more of the “voting securities” of the Advisor would result in a change of control of the Advisor, and therefore an assignment and immediate termination of the Existing Advisory Agreement.

Alston & Bird LLP	www.alston.com

Atlanta  | Beijing  | Brussels  | Charlotte  | Dallas  | London  | Los Angeles  | New York  | Research Triangle  | San Francisco  | Silicon Valley  | Washington, D.C.

Ms. Deborah O’Neal

June 17, 2021

“Voting securities” is defined under Section 2(a)(42) of the 1940 Act as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” The Advisor was formed as a limited liability company under the laws of the State of Delaware. It does not have a board of directors. In the context of entities such as limited liability companies and limited partnerships, the SEC has broadly construed a limited partner’s or a limited liability company member’s present entitlement to vote for the election of “directors” as “includ[ing] the right to: (1) remove or replace the general partner, (2) vote on the election or removal of the general partner in the event of the general partner’s death, insanity, or retirement, (3) terminate the partnership if one of the initial managing general partners ceases to serve in that role, and (4) take part in the conduct or control of the limited partnership’s business.”1

Prior to the Recapitalization, pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Advisor dated November 15, 2020 (the “Advisor LLC Agreement”), the Advisor had a single member/owner, Terra Capital Partners, LLC (“TCP”), and it had the exclusive and complete authority and discretion to manage the operations and affairs of the Advisor. TCP was in turn owned by its direct parent, Axar Terra LLC (“Axar Terra”). All decisions of Axar Terra made with respect to TCP were in turn made by Axar Terra’s non-removable managing member, Axar Real Estate Capital Group LLC2 (“Axar RE Manager”). Axar RE Manager is in turn controlled by Andrew Axelrod, the Managing Member of Axar Capital Group Holdings LLC, the parent of Axar RE Manager; however, Mr. Axelrod and Axar RE Manager agreed in a side letter (the “Side Letter”) to give Vikram S. Uppal consent rights over all material actions taken by Axar Terra with respect to TCP and its subsidiaries (including the Advisor). Thus, prior to the Recapitalization, Messrs. Axelrod and Uppal may be said to be the only owners of the “voting securities” of the Advisor.

In connection with the closing of the Recapitalization, the Advisor LLC Agreement was amended to make Axar RE Manager the non-removable, non-member manager of the Advisor. Whereas prior to the Recapitalization, Axar RE Manager was the indirect holder of the Advisor’s voting securities (with Messrs. Axelrod and Uppal being the only individuals controlling the Advisor), the Recapitalization made Axar RE Manager the direct holder of the Advisor’s voting securities (and with the Side Letter still in place), Messrs. Axelrod and Uppal continue to be the only individuals controlling the Advisor). As a result, the Company believes that no person who previously ultimately held over 25% of the Advisor’s voting securities has ceased to hold such securities, and no person has become a new owner of over 25% of the Advisory’s voting securities; accordingly no change of control has occurred. In addition, the Company believes that it could also have relied on Rule 2a-6 of the 1940 Act. Rule 2a-6 provides that a “transaction that does not result in a change of actual control of the investment adviser to . . . an investment company is not an assignment for purposes of Section 15(a)(4).” The SEC previously provided no-action relief for certain transactions, analyzing whether there would be sufficient continuity of services and management to support a conclusion that a transaction does not result in a change of control. However, in 1987 the Staff noted that it would cease issuing letters concerning change of control issues and leave determinations to the judgment of investment advisers because the issues are primarily factual in nature.3 Prior to the Recapitalization and currently, Messrs. Axelrod and Uppal remain the only owners of the Advisor’s voting securities. While the Company is confident that no change of actual control has occurred in the Recapitalization, to avoid the uncertainty of whether an “assignment” has occurred and because, as noted in the response to Comment 2 below, it intends to have TCP become the managing member of the Advisor (and therefore own 100% of the Advisor’s voting securities), which will constitute an “assignment”, it determined to solicit shareholders for approval of the new Advisory Agreement pursuant to the Preliminary Proxy Statement.

1 Wells Fargo Alternative Asset Management, LLC, SEC No-Action Letter (pub. avail. January 26, 2005); see also Standish Equity Investments, Inc., SEC No-Action Letter (pub. avail. December 15, 1993); Wilkie Farr & Gallagher, SEC No-Action Letter (pub. avail. June 21, 1996); Laifer, Inc., SEC No-Action Letter (pub. avail. January 5, 1993); Weiss, Peck & Greer Venture Associates II, SEC No-Action Letter (pub. avail. April 10, 1990); Indiana Hospital Ass’n Investment Funds, L.P., SEC No-Action Letter (pub. avail. October 15, 1985); Kohlberg, Kravis Roberts & Co., SEC No-Action Letter (pub. avail. September 9, 1985).

2 Axar RE Manager has converted from a limited liability company to a limited partnership and is now known as Axar Real Estate Capital Group LP.

3 Nikko International Capital Management Co., Ltd., SEC No-Action Letter (pub. avail. June 1, 1987).

Ms. Deborah O’Neal

June 17, 2021

2.           Comment:     Please describe the mechanism by which the non-voting securities of the Advisor held by Terra Capital Partners, LLC will convert to voting securities if the new investment advisory agreement between the Company and the Advisor (the “New Advisory Agreement”) is approved by the Company’s stockholders.

Response:     As noted above, in connection with the closing of the Recapitalization, the Advisor LLC Agreement was amended to make Axar RE Manager the non-removable, non-member manager of the Advisor. As a result of this amendment, Messrs. Axelrod and Uppal retained the consent rights over all material actions taken by Axar RE Manager and therefore retained sole ownership of the Advisor’s voting securities. The remaining equity interests of TIA are non-voting and are held 100% by Terra Capital Partners LLC (“TCP”), the same entity that was the direct parent of the Advisor prior to the Recapitalization. Following the approval of the New Advisory Agreement by the Company’s stockholders, the Advisor LLC Agreement will be further amended to remove Axar RE Manager as the manager of the Advisor and provide that TCP will again become the managing member of TIA. TCP is directly owned by Mavik Capital Management, LP (“Mavik”), which in turn is directly controlled by Mavik Capital Group, LP, its general partner (the “Mavik GP”). Mr. Uppal will be the Managing Member of the general partner of Mavik Capital Group, LP, and in such capacity will be the sole owner of the “voting securities” of the Advisor, as interpreted by the Staff in the limited partnership/limited liability company context.4

3.           Comment:     On page 4 of the Preliminary Proxy Statement, the Company states that “as a result of the Recapitalization, Mr. Uppal has unilateral control over TCP and its subsidiaries (subject to limited consent rights by the other owners of interests in the general partner and the advisory board of Mavik) other than, because the New Advisory Agreement has not yet been approved the Advisor.” Please describe the consent rights referenced here and clarify the relationship of these consent rights to the control of the Advisor.

Response:     The consent of the other partner in the Mavik GP and the advisory board of Mavik is required for any allocation of the incentive compensation received from investment vehicles managed by Mavik or its subsidiaries (including TCP and its subsidiaries) in excess of a specified percentage to any person or entity other than a wholly owned subsidiary of Mavik. The consent of the other partner in the Mavik GP is also required for Mavik or any of its subsidiaries to engage in any transaction with Mr. Uppal or any of his affiliates, subject to certain specified exceptions, and for certain actions that apply to Mavik (but not its subsidiaries). The consent of the advisory board of Mavik is required for changes to the compensation paid to Mr. Uppal and his affiliates. The Company has revised the above-referenced disclosure in the Definitive Proxy Statement as follows:

“…as a result of the Recapitalization, Mr. Uppal has unilateral control over TCP and its subsidiaries (subject to limited consent rights by the other owners of interests in the general partner and the advisory board of Mavik) other than the Advisor, because the New Advisory Agreement has not yet been approved the Advisor.”

4 See footnote 1 and accompanying text.

Ms. Deborah O’Neal

June 17, 2021

4.           Comment:     Please provide the name of the private fund, and the division of the publicly-traded alternative asset manager that manages such fund, that has acquired a passive interest in Mavik Capital Management, LP (“Mavik”), the ultimate parent of the Advisor, as part of the Recapitalization.

Response:     The name of the private fund (the “Fund”) that acquired an interest in Mavik as part of the Recapitalization is Strategic Partners Real Estate VII Investments L.P., which is managed by Strategic Partners, the secondary and fund solutions business of The Blackstone Group Inc. (NYSE:BX). As stated in the Preliminary Proxy Statement, the interest that the Fund acquired in Mavik is passive; i.e., it does not hold any “voting securities,” as interpreted by the Staff in the limited partnership/limited liability company context5 and will therefore not be an “affiliated person” of the Company within the meaning of Section 2(a)(3) of the 1940 Act. The Fund does not own an interest in Axar RE Manager.

5.           Comment:     Please revise the disclosure on page 4 of the Preliminary Proxy Statement regarding Mr. Uppal’s equity interest in Terra Capital Partners that has been converted into interests in MAVIK as part of the Recapitalization to provide the information required by Item 22(c)(6) of Schedule 14A, or provide an explanation as to why the Company believes such information has been provided.

Response:     In response to the Staff’s comment, the Company has revised the above-referenced disclosure in the Definitive Proxy Statement as follows:

“In particular, Vikram S. Uppal, the Company’s Chairman of the Board, Chief Executive Officer and President, held ~~holds a significant amount of~~ incentive equity units in TCP that entitled him to approximately 16% of the profits of TCP above certain thresholds. These incentive equity units have been converted into interests in Mavik as part of the Recapitalization ~~and, as a result~~ valued at approximately $3,619,837 based upon the transaction value of the Recapitalization. Mr. Uppal, through his interest in the general partner of TCP, is also entitled to 65% ~~a share~~ of the profits of Mavik after the investors in Mavik have received distributions equal to their deemed capital contribution and a preferred return.”

6.          Comment:     On page 4 of the Preliminary Proxy Statement, the Company states that the Company will bear approximately $15,000, plus out-of-pocket expenses, of the fee to be paid to Mediant Communications Inc. in connection with the solicitation of proxies, and that the Advisor will bear the remaining amount of such fee. Please confirm that the Advisor will not be permitted to recoup from the Company any amount of such fee borne by the Advisor.

Response:     The Company confirms that the Advisor will not be permitted to recoup from the Company any amount of the proxy solicitation fees borne by the Advisor.

7.           Comment:     Please revise the Preliminary Proxy Statement throughout to clarify that the term “non-voting securities” is not defined by the 1940 Act.

Response:     In response to the Staff’s comment, the Company has included revised the Definitive Proxy Statement to clarify that the term “non-voting securities” is not defined by the 1940 Act.

8.           Comment:     Please confirm that the termination of the Existing Advisory Agreement and the effectiveness of the New Advisory Agreement will not trigger any additional payments to the Advisor that would not otherwise be payable, whether as a result of any unrealized net losses or otherwise.

5 See footnote 1 and accompanying text.

Ms. Deborah O’Neal

June 17, 2021

Response:     The Company confirms that the termination of the Existing Advisory Agreement and the effectiveness of the New Advisory Agreement will not trigger any additional payments to the Advisor that would not otherwise be payable, whether as a result of any unrealized net losses or otherwise.

9.          Comment:     Please confirm that the treatment of expenses under the New Advisory Agreement, as described on page 17 of the Preliminary Proxy Statement, is unchanged from the treatment of expenses under the Existing Advisory Agreement.

Response:     The Company confirms that the terms of the New Advisory Agreement with respect to expenses are identical to those of the Existing Advisory Agreement. In response to the Staff’s comment, the Company has added disclosure to the Definitive Proxy Statement to clarify this.

10.         Comment:     Please clarify the relationship between Mavik and the Advisor in the interim period between the consummation of the Recapitalization and the approval of the New Advisory Agreement.

Response:     As discussed above, the Advisor LLC Agreement was amended in connection with the closing of the Recapitalization to make Axar RE Manager the non-removable, non-member manager of the Advisor. As a result of this amendment, Axar RE Manager is entitled to 100% of the voting power over the Advisor. The remaining equity interests of the Advisor are non-voting and are held 100% by TCP, the same entity that was the direct parent of the Advisor prior to the Recapitalization. TCP is a wholly owned subsidiary of Mavik.

11.          Comment:     Please supplementally disclose when the Side Letter discussed in your response to Comment 1 was executed.

Response:     The Side Letter was executed in January 2018, prior to either Andrew Axelrod or Vikram Uppal having any direct or indirect control over the Advisor. The side letter described how Messrs. Axelrod and Uppal would share control over the Advisor, among other entities, if and when the contemplated acquisition (which was not yet certain) was completed. Neither Mr. Axelrod nor Mr. Uppal gained any control over the Advisor until after the consummation of the Axar Transaction described in the Company’s definitive proxy statement filed with the SEC on January 23, 2019, which took place after the Company obtained the requisite shareholder vote at its annual meeting of stockholders held on April 25, 2019.

In addition to the foregoing responses to the Staff’s comments, the Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4932.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

cc:

Vikram S. Uppal, Chief Executive Officer, Terra Income Fund 6, Inc.

Gregory M. Pinkus, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary, Terra Income Fund 6, Inc.

Rosemarie A. Thurston, Alston & Bird LLP